

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Gerald Laderman
Executive Vice President and Chief Financial Officer
United Airlines Holdings, Inc.
233 South Wacker Drive
Chicago, IL 60606

Re: United Airlines Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 001-06033

Dear Mr. Laderman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your Corporate Responsibility Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in you Corporate Responsibility Report.

2. Disclosure is provided in your Form 10-K regarding the company's pledge "to become 100% green by eliminating its greenhouse gas ('GHG') emissions by 2050 without relying on the use of traditional carbon offsets, the only airline globally to make this commitment." Please describe your basis for identifying yourself as the only airline to make this type of commitment along with other statements such as describing yourself as "the largest airline to invest in zero-emission engines for regional aircraft." In addition, clarify your definition of the term "100% green."

Risk Factors, page 18

3. Please revise to disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

4. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

5. We note your disclosures on pages 8 and 28 regarding your capital expenditures for climate-related projects. Please tell us about and quantify capital expenditures for climate-related projects for each of the years covered by your Form 10-K and any amounts budgeted for future periods.

6. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   • increased demand for goods that result in lower emissions than competing products;
   • increased competition to develop innovative new products that result in lower emissions;
   • increased demand for generation and transmission of energy from alternative energy sources; and
   • any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

7. We note page 28 of your Form 10-K describes substantial costs and operational disruptions as a result of severe weather events caused by climate change. If material, please discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include:
   • quantification of material weather-related damages to your property or operations;
   • potential for indirect weather-related impacts that have affected or may affect your major suppliers; and
   • any weather-related impacts on the cost or availability of insurance.
   Your response should include quantitative information for each of the periods covered by your Form 10-K and explain whether changes are expected in future periods, as applicable.

8. We note your disclosure on page 28 regarding compliance costs related to climate change. Please quantify any compliance costs for each of the periods covered by your Form 10-K as well as any expected future costs.

9. We note your disclosure on page 9 regarding carbon offsets purchased in 2019 and 2020. Please quantify for us the amounts expended to purchase these offsets.

Gerald Laderman
United Airlines Holdings, Inc.
September 7, 2022
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Anna Ha